

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

SUPPL

June 22, 2005 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549





05009497



PROCESSING
RECEIVED
JUL 0 5 2005
SECTION
185
SEC/MAIL
WASH., D.C.

Dear Sirs/Mesdames:

Re: New Release dated June 22, 2005

Enclosed is a copy of our News Release dated June 22, 2005 for your records. 4 JUNE-16

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

PROCESSED
JUL 07 2005
THOMSON FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

FOR BETTER CLARIFICATION AND CONCISENESS, THIS NEWS RELEASE IS IN SUBSTITUTION FOR NEWS RELEASE, JUNE 14, 2005.

June 16, 2005 **TSX Venture Symbol: DTA**

HIGHLIGHTS OF MINI BULK TEST AND NQ CORE DRILLING, WINTER AND SPRING 2005, DO-27 MAIN VENT, NWT

QUOTE:

"This kimberlite deposit contains ore grades and commercial gem diamonds in a crater complex of significant size and depth."

From Peregrine Diamonds Inc.'s ("Peregrine) news release of June 14, 2005. Quote by Howard Cooper Smith, an international diamond expert, consultant to Peregrine.

- **Core drilling extends depth of DO27 kimberlite to over 465 meters.**
- **DO27 main vent was tested and returned an average grade of 0.98 carat per tonne.**
- **A total of 1,806 diamonds were recovered using a one-millimeter screen.**
- **A total of 21 stones larger than one-half carat were recovered.**
- **The largest stones came from the central volcanic kimberlite facies.**
- **Grade and number of stones per tonne increased 3 fold from the 1994 bulk test.**
- **The four largest stones were:**
  - **a 2.93-carat, light-brown, flattened octahedron,**
  - **a 2.66-carat, off-white, tetra hexahedron,**
  - **a 1.85-carat, clean, white octahedron, and**
  - **a 1.62-carat clean, white, complex tetra hexahedron.**
- **Carried for the next $500,000 of exploration expenditures.**

SUMMARY OF PEREGRINE'S PRESS RELEASE, JUNE 14, 2005

The central portion of the DO-27 main vent was tested during the 2005 program and returned an **average grade of 0.98 carats per tonne**. The DO-27is located within 23 km of the Diavik Mine, and is one of the largest in the Lac de Gras area.

Peregrine completed six large diameter (13 ¾ inch) RC drill holes in the DO-27 main vent during early 2005 and recovered 151.27 dry tonnes of kimberlite which was processed at the Ekati™ Diamond Mine.

Two kimberlite phases were intersected in the portion of the pipe tested by the RC drilling. Holes RC 1, 2, 4, 5, and 6 sampled a layered sequence of primary pyroclastic tuffs in the central portion of the pipe rich in chrome diopside and pyrope. RC 3, the southernmost hole of the program, intersected a completely different volcaniclastic kimberlite facies with high concentrations of fresh olivine. The individual grades and specific diamond information for the six RC holes are summarized below:

DO-27 - Pyrope, Chrome Diopside-Rich Facies

Drill Hole	Total Depth (Metres)	Sample Weight (Dry Tonnes)	Total Carat Weight	Carats per Tonne	# Stones > Half Carat	Largest Stones (Carats)
RC 1	209	45.74	47.32	**1.03**	4	2.93, 1.62
RC 2	124	28.96	27.66	**0.96**	5	1.85, 0.96, 0.94
RC 4	93.5	12.02	11.99	**1.00**	1	2.66
RC 5	83	12.20	11.66	**0.96**	3	0.76
RC 6	77	9.54	7.4	**0.78**	1	0.5
Total/Average		108.47	106.03	**0.98**	14	

DO-27 - Fresh Olivine-Rich Facies

Drill Hole	Total Depth (Metres)	Sample Weight (Dry Tonnes)	Total Carat Weight	Carats per Tonne	# Stones > Half Carat	Largest Stones (Carats)
RC 3	190.5	42.80	29.93	**0.70**	7	0.98

A total of 1806 diamonds were recovered using a 1mm screen. A total of 21 stones larger than one-half carat were recovered with the largest stones coming from the central volcanic kimberlite facies. The four largest stones were a 2.93 carat, light brown, flattened octahedron, a 2.66 carat, off-white, tetrahexahedron, a 1.85 carat, clean, white octahedron, and a 1.62 carat clean, white, complex tetrahexahedron.

The diamonds will now be sent to a number of internationally recognized diamond valuators for complete valuations.

Peregrine also completed a program of three core holes at the main vent of DO-27 to obtain geological information on lithological variations detected in the RC drilling. This program has extended information on the pipe from a previous depth of 215 to more than 465 meters.

Peregrine is planning a full delineation drill program for both DO-27 and the nearby DO-18 pipe, starting July, 2005. DO-18, located 700 meters to the north of DO-27, occurs on land under a thin veneer of till cover. Microdiamond grades as high as 1.41 carats per tonne over 242 meters were reported at the DO-18 from several diamond drill holes completed by Kennecott in 1993.

By funding the next $500,000 of core drilling at DO-27, Peregrine will have completed its obligations in regards to the bulk sampling program and increase its interest in the project to 54.475% with the other partners' interests as follows: DHK Diamonds Inc. 20% (Dentonia has 1/3 equity interest in DHK), Archon Minerals Ltd. 13.275%, Aber Diamond Corp. 7.35% and SouthernEra Diamonds Inc. 4.9%.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

June 22, 2005

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE
HY GOLD PROSPECT, TINTINA GOLD BELT, YUKON

Overview & Location
As advised in the 2nd Quarterly Report, 2005, Dentonia Resources Ltd. ("Dentonia") has retained the services of Aurum Geological Consultants Inc. ("Aurum") of Whitehorse, an independent consulting firm, to supervise, and carry out an exploration program at the HY Gold Prospect, which consists of 56 mineral claims, about 1,176 hectares, located north of the Hyland River, approximately 185km north of Watson Lake, and about 22km west of the Cantung Tungsten Mine, within the Tintina Gold Belt, Southern Yukon, Watson Lake Mining Division, and is accessible from the Nahanni Range Road (10km east).

From discussions with the Yukon Chamber of Mines, it appears that exploration budgets totalling about $40,000,000 for the Yukon as a whole, by various exploration companies, is anticipated in 2005. In addition the Cantung Tungsten Mine, as announced by North American Tungsten Corporation's press release, June 8, 2005, is in the process of being reopened, expected to be in production by August, with a work force of about 170, focussing further attention on the Yukon and its mineral potential.

Exploration Program and Cost at HY Gold Prospect
The Aurum crew is currently conducting a drill program at the Lucky Joe copper-gold project location about 40km south of Watson City, Yukon. Upon completion of this program, the crew and equipment will be moved to the HY Gold Prospect to commence a program of 3 core drill holes totally 300m, at an estimated cost of $175,000.

The cost of this program includes camp mobilization, demobilization, 300m H.Q. core drilling, helicopter support, core logging, sampling, and 300 assays, and the services of a geologist and a core sampler for 12 days.

Local Geology and Targets at the HY Gold Prospect
Gold mineralization on the property is strongly structurally-controlled and hosted by sedimentary strata of the Hyland Group. The most important type of mineralization consists of stockwork–type quartz veins cutting quartzitic strata, and quartz-arsenopyrite veins.

This gold mineralization is found in two sub-parallel bands, across the south-central part of the HY Gold Prospect, over an area measuring at least 1,500m by 1,000m.

The West Zone anomaly trends north-northwest, is 1.4 kilometers in length and contains quartz veins with values in grab samples ranging up to 144 g/t Au (4.2 oz./ton). Soil geochemical values range up to 909 parts per billion Au and 253 parts per million As.

The East Zone anomaly is located 800 meters east of the West Zone and also trends north-northwest, is 900meters in length with values in grab samples ranging up to 37.6 g/t Au. Soil geochemical values range up to 1,259 parts per billion Au and 1,783 ppm As.

The third prospective area is located at the northeast corner of the HY Gold Prospect , where results obtained in 2000 from a quartz vein, assayed as high as 23.05g/tonne Au.

Regional Geological and Geological Model

The Tintina/Tombstone Gold Belt is an arc of gold deposits and stretches from southeastern Yukon to southwestern Alaska and hosts a number of gold deposits such as the Donlin Creek (11.4 million oz Au), Fort Knox (7 million oz Au), Pogo (7 million oz Au at 0.55 oz/ton (18.90 gr./t Au), currently undergoing mine permitting by Teck Cominco/Sumitano, Dublin Gulch (3.18 million oz Au), and Brewery Creek (1.3 million oz Au) and the Hyland Gold Prospect.

Past work on the HY Gold Prospect emphasized an "intrusion-related" model for gold mineralization. In contrast, more recent models have suggested similarities between the HY Gold Prospect and several deposits in the Tien Shan area of Central Asia. The Tien Shan deposits contain stockwork-type quartz vein mineralization hosted in Proterozoic and Paleozoic sedimentary strata. Examples include Muruntau, Uzbeckistan (170 million ounces); Kumtor, Kyrgystan (19 million ounces); Maoling China (+ 1 million ounces) and several others.

Terms of Option and Purpose of the Exploration Program at the HY Gold Prospect

Dentonia has sufficient "flow-through-funds" on hand to carry out the program as outlined above.

The object of the diamond core drilling is to test the extent of the surface gold mineralization to a depth of at least 100m, and if successful, is an only preliminary step to a more extensive exploration program to determine the possibilities of the existence of a large sedimentary strata deposit.

The HY Gold Prospect, "staked in 1996 following the discovery of anomalous gold values in rock and silt samples by a reconnaissance sampling program", has been optioned from Phelps Dodge Corporation of Canada Limited under an agreement dated March 16, 2005. The salient points of this agreement are: a payment of $20,000 upon signing (made), a work commitment of $100,000 during the first year, with total payments of $110,000 and total exploration expenditure of $750,00 over 7 years, including a minimum of 400m diamond core drilling before the second anniversary date of the agreement. In addition, the HY Gold Prospect is subject to a sliding scale royalty, of between 2% to 4%, depending on the price of gold, with buy-back-rights of $1,000,000 per point.

Dentonia's Current Additional or Proposed Exploration Programs

In addition to HY Gold Prospect, Dentonia is participating in two diamond exploration programs at Lac de Gras, the DO27 and DO18 kimberlites, and at Pellatt Lake, NWT, through its 1/3 equity interest in DHK Diamcnds Inc. and its direct interest in 7 claims at Pellatt Lake.

In both cases, Peregrine Diamonds Inc. is the operator and will bear the initial costs.

Dentonia also has an option to earn a 100% interest in the Thomlinson Creek copper-molybdenum-tungsten prospect, located near Hazelton, BC. A preliminary exploration program, estimated to cost approximately $10,000, is currently underway.

Dentonia has now received particulars of a proposed core drill program for its Atkinson Gold Prospect, Porcupine Mining Division, Ontario, located south of the Detour Lake Mine. This program is estimated to cost $245,000 and consists of 1,300m of core drilling anticipated to be **carried out in September, 2005**.

The proposed expenditures at the **HY, Thomlinson Creek, and Atkinson Prospects** qualify as "Canadian Exploration Expenditures" under the Income Tax Act (Canada) and sufficient "flow-through-funds" are on hand to cover 80% of these proposed expenditures.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.